# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Newegg Commerce, Inc., CIK 0001474627
CUSIP: G6483G100
Title of class of securities: Common Shares, par value $0.43696
Address of issuer's principal executive offices: 21688 Gateway Center Drive, Suite 300, Diamond Bar, California (CA), 91765
Date of event which requires filing of this statement: 06/26/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 1376474-25-000516
Filed by CIK 0002020621

## Reporting persons
- Galkin Vladimir: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,944,444; sole dispositive power 0; shared dispositive power 1,944,444; aggregate amount beneficially owned 1,944,444 (9.98% of the class)
  Comment: Vladimir Galkin has shared voting power and dispositive power over 1,944,444 shares of common stock, which are held by the Angelica Revocable Trust, dated April 21, 2018 (Galkin Revocable Trust). Angelica Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust. Vladimir Galkin and Angelica Galkin are husband and wife. If the Percent of the Class Represented by Amount in Row (11) is rounded to the nearest hundredth (2 decimals), the percentage amount is 9.98%.
- Galkin Angelica: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,944,444; sole dispositive power 0; shared dispositive power 1,944,444; aggregate amount beneficially owned 1,944,444 (9.98% of the class)
  Comment: Angelica Galkin also has shared voting power and dispositive power over 1,944,444 shares of common stock, which are held by the Galkin Revocable Trust. Ms. Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust. If the Percent of the Class Represented by Amount in Row (11) is rounded to the nearest hundredth (2 decimals), the percentage amount is 9.98%.
- Angelica Galkin Revocable Trust, dated April 21, 2018: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,944,444; sole dispositive power 0; shared dispositive power 1,944,444; aggregate amount beneficially owned 1,944,444 (9.98% of the class)
  Comment: Angelica Galkin is the sole trustee and beneficiary of the Galkin Revocable Trust. Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 1,944,444 shares of common stock, which are held by the Galkin Revocable Trust. If the Percent of the Class Represented by Amount in Row (11) is rounded to the nearest hundredth (2 decimals), the percentage amount is 9.98%.

## Item 1. Issuer
Name of issuer: Newegg Commerce, Inc.
Address of issuer's principal executive offices: 21688 Gateway Center Drive, Suite 300, Diamond Bar, CA, 91765

## Item 2. Person Filing
Name of person filing:
Vladimir Galkin
Angelica Galkin
Angelica Galkin Revocable Trust
Address of principal business office or, if none, residence:
Vladimir Galkin: 10900 NW 97th Street, #102, Miami, FL 33178
Angelica Galkin: 10900 NW 97th Street, #102, Miami, FL 33178
Angelica Galkin Revocable Trust: 10900 NW 97th Street, #102, Miami, FL 33178
Citizenship: Vladimir Galkin and Angelica Galkin: USA; Angelica Galkin Revocable Trust: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,944,444
Percent of class: Based on 19,478,394 shares of the Issuer's common stock outstanding as of December 31, 2024, as reported in the Issuer's Annual Report on Form 20-F for the year ended December 31, 2024, and filed by the Issuer with the Securities and Exchange Commission on April 28, 2025. Percent of class is 9.98
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,944,444
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,944,444

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4 of this Schedule 13GA and the Joint Filing Agreement attached hereto as Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A: Joint Filing Agreement

## Signatures
- Galkin Vladimir: Vladimir Galkin, Individual (06/26/2025)
- Galkin Angelica: Angelica Galkin, Individual (06/26/2025)
- Angelica Galkin Revocable Trust, dated April 21, 2018: Angelica Galkin, Trustee (06/26/2025)